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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        Quinton Cardiology Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   748773 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Belinda W. Chew
                  Philips Electronics North America Corporation
                           1251 Avenue of the Americas
                            New York, New York 10020
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (03-00)

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 2 of 22 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Koninklijke Philips Electronics N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          The Netherlands
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              1,189,997
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,189,997
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,189,997
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.93%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO/HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 3 of 22 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Philips Holding USA Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              1,189,997
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,189,997
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,189,997
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.93%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 4 of 22 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Philips Electronics North America Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              1,189,997
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,189,997
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,189,997
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.93%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------

CUSIP Number: 748773 10 8                                           Page 5 of 22


         This Amendment No. 1 amends and restates in its entirety the Schedule 13D filed by the Reporting Persons (as defined herein) on May 13, 2002.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the shares of Common Stock, without par value (the "Shares"), of Quinton Cardiology Systems, Inc. (formerly QIC Holding Corp.), a California corporation ("Quinton"). The principal executive office of Quinton is located at 3303 Monte Villa Parkway, Bothell, Washington 98021.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Koninklijke Philips Electronics N.V.("KPENV"), Philips Holding USA Inc. ("PHUSA") and Philips Electronics North America Corporation ("PENAC" and, collectively with KPENV and PHUSA, the "Reporting Persons"). PENAC is a wholly owned subsidiary of PHUSA, which, in turn, is a wholly owned subsidiary of KPENV.

         Pursuant to the Letter Agreement, dated November 5, 2002 (the "WRH Letter Agreement"), among W.R. Hambrecht/QIC, LLC, a California limited liability company ("WRH"), W.R. Hambrecht/QIC Management, LLC, a California limited liability company ("WRH Management"), and PENAC, attached hereto as
Exhibit 1 and incorporated herein by reference, WRH, WRH Management and PENAC terminated the Shareholders Agreement, dated as of August 1, 2001 (the "Shareholders Agreement"), among WRH, WRH Management and PENAC. Prior to the termination of the Shareholders Agreement, the Reporting Persons believed that they, WRH and certain individuals and entities related to WRH (the "WRH Group") could have been deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder. As a result of termination of the Shareholders Agreement, the Reporting Persons believe that they and the WRH Group can no longer be deemed to constitute a "group" for such purposes.

         Zymed, Inc., a California corporation ("Zymed"), a wholly owned subsidiary of PENAC which PENAC acquired in connection with the acquisition by KPENV of the Healthcare Solutions Group of Agilent Technologies, Inc., a Delaware

CUSIP Number: 748773 10 8                                           Page 6 of 22


corporation ("Agilent"), which was consummated on August 1, 2001, is a non-control member of WRH. Based on Quinton's Registration Statement on Form S-1 filed on February 22, 2002 (as amended from time to time, the "Registration Statement"), and the Form 3/A filed by WRH on May 7, 2002, the Reporting Persons believe that WRH is or was the beneficial owner of approximately 5,056,215 Shares. Zymed disclaims beneficial ownership of any and all Shares held by or otherwise beneficially owned by WRH, and this statement shall not be construed as an admission that Zymed is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of the Shares held by WRH.

                  Certain information concerning each director and executive officer of (i) PENAC is set forth in Schedule I hereto and incorporated herein by reference and (ii) KPENV is set forth in Schedule II hereto and incorporated herein by reference.

                  (b) The principal business address of KPENV is Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal business address of PHUSA and PENAC is 1251 Avenue of the Americas, New York, New York 10020.

                  (c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

                  (d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I or II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I or II has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Number: 748773 10 8                                           Page 7 of 22


         (f) KPENV is a company incorporated under the laws of the Netherlands. PHUSA and PENAC are Delaware corporations.

         This Item 2 is qualified in its entirety by reference to Schedules I and II which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Asset Purchase Agreement, dated as of November 17, 2000, between Agilent and KPENV, and the Amendment and Supplemental Agreement, dated as of August 1, 2001, between Agilent and KPENV, on August 1, 2001, PENAC acquired 19 shares of Class A Common Stock and 2,330,000 shares of Series A Preferred Stock of Quinton for $4,000,000, the source of which funds was working capital. Each share of Series A Preferred Stock was convertible into one share of Class A Common Stock at the option of the holder, subject to certain adjustments.

         Pursuant to Article III(d)(3)(ff) of the Certificate of Amendment of Articles of Incorporation of Quinton, dated June 2, 1998 (the "Certificate of Amendment"), the holders of Series A Preferred Stock were entitled to receive certificates of adjustment regarding certain anti-dilution adjustments upon the grant of certain shares of Class A Common Stock or certain options to purchase shares of Class A Common Stock under Quinton's 1998 Equity Incentive Plan. In place of these certificates of adjustment PENAC was granted 287,977 additional, uncertificated shares of Series A Preferred Stock, recorded on the books of Quinton as of August 1, 2001.

         On April 5, 2002, pursuant to a 2.2-for-1 stock split and a redesignation of the Class A Common Stock into Shares, the 19 shares of Class A Common Stock held by PENAC were redesignated into 8 Shares.

         As a result of a 2.2-for-1 stock split and conversion of the Series A Preferred Stock into Shares at the closing of the initial public offering referred to in the Registration Statement, the 2,617,977 shares of Series A Preferred Stock held by PENAC were converted into 1,189,989 Shares.

         The Reporting Persons have not purchased or sold any securities of Quinton in the last 60 days.

CUSIP Number: 748773 10 8                                           Page 8 of 22


         None of the persons listed on Schedule I or II hereto has contributed any funds or other consideration towards the purchase of the shares of Quinton reported in this statement.

         Information about the WRH Group is disclosed in the Registration Statement and the WRH Group Reports.

ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to a Letter Agreement, dated February 19, 2002 (the "Agilent Letter Agreement"), by and among PENAC, KPENV and Agilent, attached hereto as
Exhibit 2 and incorporated herein by reference, PENAC is a successor in interest to Hewlett-Packard Company, a Delaware corporation ("HP"), in an Investors' Rights Agreement, dated as of May 27, 1998 (the "Investors' Rights Agreement"), between Quinton, WRH and HP, attached hereto as Exhibit 3 and incorporated herein by reference.

         Pursuant to the Investors' Rights Agreement, subject to certain conditions and limitations set forth therein, WRH and PENAC may require Quinton to use its best efforts to include their Shares in any registration by Quinton of its Shares at Quinton's expense. These registration rights are subject to conditions and limitations including that, if the registration is in connection with an underwritten public offering, the holder is obligated to participate in the underwriting and the underwriters have the right to exclude all or limit the number of the holder's shares included in the registration statement. The Investors' Rights Agreement also imposes certain restrictions on the transfer of shares held by WRH and PENAC, and by any successors in interest to them, including requiring any transferee to agree to be bound by the transfer restrictions in the Investors' Rights Agreement and requiring either that an effective registration statement cover the disposition or that Quinton be notified of the disposition by the transferor and that the transfer not require registration.

         In March, 1999, Quinton, Inc. ("QIC"), a Washington corporation and a wholly owned subsidiary of Quinton, formerly known as Quinton Instrument Company, signed an Original Equipment Manufacturer and Distributor Agreement (the "OEM Agreement") with Zymed, effective as of July, 1998, providing for the purchase of certain Holter monitoring items, and appointed QIC the exclusive distributor of such products in the United States and Canada for a period of five years. If the parties mutually agreed, the OEM

CUSIP Number: 748773 10 8                                           Page 9 of 22


Agreement could be extended for an additional five years. The OEM Agreement is attached hereto as Exhibit 4 and incorporated herein by reference. According to the Registration Statement, the products supplied under this agreement represented a significant portion of Quinton's revenues, approximately 8% in 1999, 12% in 2000 and 3% in 2001. In the third quarter of 2000, Zymed terminated the OEM Agreement because the parties failed to agree on pricing and volume requirements as was required to be done annually under the OEM Agreement. The OEM Agreement provided for a 180 day notice period that expired in February 2001. QIC disputed this notice of termination and in November 2000 initiated a lawsuit in the United States District Court for the Western District of Washington against Zymed, Agilent and HP, seeking damages against the defendants for harm to its business resulting both from Zymed's termination of the OEM Agreement and a variety of other alleged wrongful and tortuous conduct. QIC is seeking monetary damages. On April 8, 2002, the court entered an order dismissing all of QIC's claims other than the claims related to breach of contract. The trial date, originally scheduled for late April 2002, was first reset for September 18, 2002, and has now been reset for January 6, 2003.

         The Reporting Persons believe that the claims QIC has made in connection with the lawsuit are without merit and can likely be successfully defended, and they are cooperating in a vigorous defense of such claims. Regardless of the underlying merit of such claims, however, and notwithstanding the lack of success of prior efforts, the Reporting Persons and/or their respective subsidiaries may from time to time engage in mediation and/or negotiations with Quinton and QIC with a view to resolving such claims. Any such mediation and/or negotiations may or may not include discussions concerning -- and any resolution of such claims may or may not include -- the acquisition or disposition by the Reporting Persons of Shares or other securities of Quinton, the sale or transfer of cash or other assets of Quinton and/or its subsidiaries, the amendment, modification and/or termination of the Investors' Rights Agreement, and/or extraordinary corporate transactions. None of the Reporting Persons, Quinton or QIC is under any obligation to agree to any resolution or settlement of the litigation.

         The foregoing discussion is qualified in its entirety by reference to the WRH Letter Agreement, the Agilent Letter Agreement, the Investors' Rights Agreement and the OEM Agreement.

CUSIP Number: 748773 10 8                                          Page 10 of 22


         Other than as set forth herein, none of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I or II has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D. Each Reporting Person expects to evaluate on an ongoing basis Quinton's financial condition, business operations and prospects, market price of the Shares of Quinton, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares of Quinton or securities convertible or exchangeable for Shares of Quinton; may dispose of Shares of Quinton; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described herein. To the knowledge of each Reporting Person, each of the persons listed on Schedules I and II hereto may make the same evaluation and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares of Quinton reported in Quinton's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002, filed on November 14, 2002, to be outstanding as of November 8, 2002 (the "Outstanding Shares").

         PENAC is the direct beneficial owner of 1,189,997 Shares of Quinton, representing approximately 9.93% of the Outstanding Shares.

         PHUSA may be deemed to beneficially own 1,189,997 Shares of Quinton, representing approximately 9.93% of the Outstanding Shares.

         KPENV may be deemed to beneficially own 1,189,997 Shares of Quinton, representing approximately 9.93% of the Outstanding Shares.

CUSIP Number: 748773 10 8                                          Page 11 of 22


         None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I and II hereto beneficially owns any Shares of Quinton other than as set forth herein.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 4.

         (c) Not Applicable.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

         (e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries), and to the best knowledge and belief of the Reporting Persons, none of the persons listed on Schedules I and II hereto, and other persons with respect to the Shares of Quinton aside from the Investors' Rights Agreement. Pursuant to the Investors' Rights Agreement, and subject to conditions and limitations, WRH and PENAC may require Quinton to use its best efforts to include their Shares in any registration by Quinton of its Shares at Quinton's expense. These registration rights are subject to conditions and limitations including, if the registration is in connection with an underwritten public offering, the holder's obligation to participate in the underwriting and the right of the underwriters to exclude all or limit the number of shares included in the registration statement. The Investors' Rights Agreement also imposes restrictions on the transfer of shares held by WRH and PENAC, and by any successors in interest to them, including requiring any transferee to agree to be bound by Section 2 of the Investors' Rights Agreement (which section contains the restrictions on transfer) and requiring either that an effective registration statement cover the disposition or that Quinton be notified of the disposition by the transferor and that the transfer not require registration.

CUSIP Number: 748773 10 8                                          Page 12 of 22


         The foregoing discussion is qualified in its entirety by reference to the WRH Letter Agreement, the Agilent Letter Agreement, the Investors' Rights Agreement and the OEM Agreement, each of which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.       Exhibit Description
-----------       -------------------

1. Letter Agreement, dated as of November 5, 2002, by and among WRH, WRH Management and PENAC

2. Letter Agreement, dated February 19, 2002, by and among PENAC, KPENV and Agilent

3. Investors' Rights Agreement, dated as of May 27, 1998, between Quinton, WRH and HP

4. Original Equipment Manufacturer and Distributor Agreement, dated as of July 1, 1998, between Quinton and Zymed

5.                Joint Filing Agreement

CUSIP Number: 748773 10 8                                          Page 13 of 22


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2002
                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                            By:  /s/ Jan H.M. Hommen
                                                --------------------------------
                                                Name:  Jan H.M. Hommen
                                                Title: Vice-Chairman of the
                                                       Board of Management and
                                                       Chief Financial Officer


                                           PHILIPS HOLDING USA INC.


                                            By:  /s/ Robert M. Westerhof
                                                --------------------------------
                                                Name:  Robert M. Westerhof
                                                Title: President


                                            PHILIPS ELECTRONICS NORTH AMERICA
                                              CORPORATION


                                            By:  /s/ Robert M. Westerhof
                                                --------------------------------
                                                Name:  Robert M. Westerhof
                                                Title: President and Chief
                                                       Executive Officer

CUSIP Number: 748773 10 8                                          Page 14 of 22



                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Electronics North America Corporation. Each person listed below is not employed, other than by Philips Electronics North America Corporation, and thus no employer, employer's address or principal place of business of employer is listed.


Name:                      Robert M. Westerhof
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Director, President and Chief Executive
                           Officer.
Citizenship:               The Netherlands


Name:                      Wilhelmus C.M. Groenhuysen
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Senior Vice President, Chief Financial
                           Officer and Treasurer.
Citizenship:               The Netherlands


Name:                      Kevin W. Doran
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Senior Vice President.
Citizenship:               United States

CUSIP Number: 748773 10 8                                          Page 15 of 22


Name:                      Belinda W. Chew
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Director, Senior Vice President, General
                           Counsel and Secretary.
Citizenship:               United States


Name:                      Thomas B. Patton
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Vice President.
Citizenship:               United States


Name:                      Robert N. Smith
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Vice President.
Citizenship:               United States


Name:                      Raymond C. Fleming
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Controller.
Citizenship:               United States


Name:                      Warren T. Oates, Jr.
Business Address:          Philips Electronics North America
                           Corporation
                           1251 Avenue of the Americas
                           New York, New York 10020
Principal Occupation:      Assistant Secretary.
Citizenship:               United States

CUSIP Number: 748773 10 8                                          Page 16 of 22


Name:                      Thomas M. Hafner
Business Address:          Philips Electronics North America
                           Corporation
                           64 Perimeter Center East
                           Atlanta, Georgia 30346
Principal Occupation:      Attesting Secretary (Appointed).
Citizenship:               United States


Name:                      Jack E. Haken
Business Address:          Philips Electronics North America
                           Corporation
                           580 White Plains Road
                           Tarrytown, New York 10591
Principal Occupation:      Attesting Secretary (Appointed).
Citizenship:               United States


Name:                      Michael E. Marion
Business Address:          Philips Electronics North America
                           Corporation
                           580 White Plains Road
                           Tarrytown, New York 10591
Principal Occupation:      Attesting Secretary (Appointed).
Citizenship:               United States

CUSIP Number: 748773 10 8                                          Page 17 of 22


                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of:


A. All Members of the Supervisory Board of Koninklijke Philips Electronics N.V.


         Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or principal place of business of employer is listed.


Name:                      Prof. K.A.L.M. van Miert
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      President of Nyenrode University.
Employer:                  Nyenrode University
Employer's Address:        Straatweg 25
                           3621 BG Breukelen
                           The Netherlands
Citizenship:               Belgium


Name:                      L.C. van Wachem
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Retired. Former Chairman of the
                           Committee of Managing Directors of the
                           Royal Dutch/Shell Group.
Citizenship:               The Netherlands

CUSIP Number: 748773 10 8                                          Page 18 of 22


Name:                      L. Schweitzer
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Chairman and Chief Executive Officer of
                           Renault.
Employer:                  La regie nationale des usines Renault
Employer's Address:        34 Quai du Point du Jour
                           BP 103 92109
                           Boulogne Bilancourt
                           Cedex, France
Principal Business
  of Employer:             Design, manufacture and sale of
                           automobiles and related businesses
Citizenship:               France


Name:                      Sir Richard Greenbury
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Retired. Former Chairman and Chief
                           Executive Officer of Marks & Spencer.
Citizenship:               United Kingdom


Name:                      W. de Kleuver
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Retired.  Former Executive Vice-President
                           of Royal Philips Electronics.
Citizenship:               The Netherlands


Name:                      J-M. Hessels
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Retired.  Former Chief Executive Officer
                           of Royal Vendex KBB.
Citizenship:               The Netherlands

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CUSIP Number: 748773 10 8                                          Page 19 of 22


B. Board of Management and Group Management Committee of Royal Philips
Electronics


         Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Royal Philips Electronics at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.


Name:                      Gerard J. Kleisterlee
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      President and Chief Executive Officer of
                           Royal Philips Electronics.
Citizenship:               The Netherlands


Name:                      Jan H.M. Hommen
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Vice-Chairman of the Board of Management
                           and Chief Financial Officer of Royal
                           Philips Electronics.
Citizenship:               The Netherlands


Name:                      Arthur van der Poel
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President of Royal
                           Philips Electronics.
Citizenship:               The Netherlands

CUSIP Number: 748773 10 8                                          Page 20 of 22


Name:                      Ad Huijser
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President and Chief
                           Technology Officer of Royal Philips
                           Electronics.
Citizenship:               The Netherlands


Name:                      Gottfried H. Dutine
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President of Royal
                           Philips Electronics.
Citizenship:               Germany


Name:                      Ad H.A. Veenhof
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and President/CEO
                           of the Domestic Appliances and Personal
                           Care division, of Royal Philips
                           Electronics.
Citizenship:               The Netherlands


Name:                      Jouko A. Karvinen
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and President/CEO
                           of the Medical Systems division, of
                           Royal Philips Electronics.
Citizenship:               Finland

CUSIP Number: 748773 10 8                                          Page 21 of 22


Name:                      Jan Oosterveld
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President of Royal Philips
                           Electronics.
Citizenship:               The Netherlands


Name:                      Arie Westerlaken
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, General
                           Secretary, Chief Legal Officer and
                           Secretary to the Board of Management, of
                           Royal Philips Electronics.
Citizenship:               The Netherlands


Name:                      David Hamill
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and
                           President/CEO of the Lighting
                           division, of Royal
                           Philips Electronics.
Citizenship:               United Kingdom


Name:                      Guy J.M. Demuynck
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and CEO of the
                           Consumer Electronics Mainstream
                           division, of Royal Philips Electronics.
Citizenship:               Belgium

CUSIP Number: 748773 10 8                                          Page 22 of 22


Name:                      Tjerk Hooghiemstra
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President of Royal Philips
                           Electronics.
Citizenship:               The Netherlands



Name:                      Scott McGregor
Business Address:          Royal Philips Electronics
                           Breitner Centre
                           Amstelplein 2
                           1096 BC Amsterdam, The Netherlands
Principal Occupation:      Senior Vice-President, and President/CEO
                           of the Semiconductors division, of Royal
                           Philips Electronics.
Citizenship:               United States

                                LIST OF EXHIBITS
                                ----------------

Exhibit No.         Exhibit Description
-----------         -------------------
10.1                Letter Agreement, dated as of November 5, 2002,
                    by and among W.R. Hambrecht/QIC, LLC, W.R.
                    Hambrecht/QIC Management, LLC, and Philips
                    Electronics North America Corporation

10.2 Letter Agreement, dated February 19, 2002, by and among PENAC, KPNV and Agilent

10.3                Investors' Rights Agreement, dated as of
                    May 27, 1998, by and between Quinton, WRH and HP

10.4 Original Equipment Manufacturer and Distributor Agreement, effective as of July 1, 1998, by and between Zymed and QIC

99.1                Joint Filing Agreement